UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER
0-24159

CUSIP NUMBER
596094102

NOTIFICATION OF LATE FILING

(Check One):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ X ] Form 10-Q
	[ ] Form 10-D	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended:	March 31, 2008

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:	n/a

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:          n/a

PART I – REGISTRANT INFORMATION

MIDDLEBURG FINANCIAL CORPORATION
Full Name of Registrant

n/a
Former Name if Applicable

111 West Washington Street
Address of Principal Executive Office (Street and Number)

Middleburg, Virginia 20117
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒

(a)       The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)       The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)       The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

As it has previously announced, the registrant consolidated Southern Trust Mortgage, LLC (Southern Trust Mortgage) for the quarter ended March 31, 2008 and is required to consolidate the assets, liabilities, revenues and expenses of Southern Trust Mortgage and reflect the issued and outstanding interest not held by the Company in its financial statements as Minority Interest in Consolidated Variable Interest Entity (VIE). As a result, the registrant’s financial reporting staff has experienced difficulty in finalizing required disclosures in order to complete the filing of its Form 10-Q for the quarter ended March 31, 2008 by the prescribed due date. It is anticipated that such information will be produced and that the Form 10-Q will be filed as soon as possible (and no later than the 5th calendar day following the prescribed due date). The Registrant could not eliminate the foregoing difficulty without unreasonable effort and expense, including hiring (if available) additional professional staff on a short-term basis.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kathleen J. Chappell	540	687-4816
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X ]	Yes	[ ]	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ]	Yes	[ ]	No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As it has previously announced, the registrant had net income of $153,000, or $0.03 per diluted share, for the three months ended March 31, 2008. This represents a 92.9% decrease from $2.2 million, or $0.47 per diluted share, for the three months ended March 31, 2007. This decrease resulted predominantly from increased provisions for loan losses as approximately $1.8 million in problem loans were charged off during the first quarter of 2008.

MIDDLEBURG FINANCIAL CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 13, 2008	By:	/s/ Kathleen J. Chappell
Kathleen J. Chappell
Senior Vice President and
Chief Financial Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).